

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

14046665

SEC Mail Processing Section

FEB 28 2014

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8-26406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/13____ AND ENDING____12/31/13____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabrera Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street, Suite 1050
_____
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Aguilar   (312) 236-8888
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
_____
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Drive, 3rd Floor	Bannockburn	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Robert Aguilar , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrera Capital Markets, LLC , as of December 31 , 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Chief Operation Officer
_____
Title

_____
Notary Public

OFFICIAL SEAL
NANCY BUCKLEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/18/17

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



ASSURANCE ▪ TAX ▪ ADVISORY

INDEPENDENT AUDITOR'S REPORT

To the Members
Cabrera Capital Markets, LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Cabrera Capital Markets, LLC (the "Company") as of December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cabrera Capital Markets, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

FGMK, LLC

Bannockburn, Illinois
February 27, 2014

FGMK, LLC

2801 Lakeside Drive, 3rd Floor ▪ Bannockburn, IL 60015 ▪ 847 374 0400
333 W. Wacker Drive, 6th Floor ▪ Chicago, IL 60606 ▪ 312 818 4300 ▪ fgmk.com

Cabrera Capital Markets, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	295,856
Cash segregated under federal and other regulations		196,285
Commissions and underwriting receivables		481,544
Receivable from clearing broker		186,843
Securities owned, at fair value		3,724,794
Certificates of deposit		168,150
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $471,997		225,255
Receivable from affiliate		319,450
Other assets		297,175
Total assets	$	5,895,352
Liabilities and Members' Equity		
Liabilities:		
Payable to clearing broker	$	2,309,416
Accounts payable and accrued expenses		1,366,489
Total liabilities		3,675,905
Liabilities subordinated to claims of general creditors		1,500,000
Members' equity		719,447
Total liabilities and members' equity	$	5,895,352

See Notes to Statement of Financial Condition.

Cabrera Capital Markets, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Cabrera Capital Markets, Inc. was incorporated in the State of Illinois on April 24, 2003. In May of 2007 Cabrera Capital Markets, Inc. assigned all assets and liabilities to the limited liability company Cabrera Capital Markets, LLC, (the Company). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the National Futures Association, as an introducing broker. The Company's principal business includes the sale of securities and participation and management of underwritings.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the operating agreement.

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's estimate regarding the carrying value of its receivable from affiliate (Note 9) is a significant estimate and due to the uncertainty of future events this estimate could change materially in the near term.

Cash segregated under federal regulations. Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Commissions and fees receivables. These receivables represent investment banking fees earned, but not yet received, and are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2013, there was no allowance for doubtful accounts.

Securities and derivative transactions. Securities and derivative transactions are recorded on trade date and recorded at fair value in accordance with GAAP.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from or payable to clearing broker on the statement of financial condition.

Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis.

Certificates of deposit. The certificates of deposit are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations considering credit worthiness of the issuer. These instruments have variable interest rates and maturities and collateralize the Company's letters of credit.

Cabrera Capital Markets, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies (Concluded)

Furniture, equipment and leasehold improvements.   Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization, and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term if shorter.

Underwriting transactions.   Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent.   Underwriting revenues additionally include investment banking management fees.   Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable.   Advisory fees and financial advisory fees for underwriting transactions are recognized as earned.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services.   These costs consist primarily of bond counsel fees, bond insurance expense, ratings service fees and other clearing fees.   Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Translation of foreign currencies.   Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.   Income and expense items are translated at the exchange rate on the date of the respective transaction.

Income taxes.   Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes.   Instead, members are liable for federal income taxes on their respective shares of taxable income.

Guidance on accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.   Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.   Management has determined that there are no material uncertain income tax positions through December 31, 2013.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2010.

Note 2.   Company Operations

The volatility of the municipal and corporate capital markets has negatively impacted certain of the Company's operations.   Management is taking actions to ensure that the Company continues to meet its capital needs and fund operations, including cost reductions and proceeding with the Series B capital raise (Note 8).   Management believes these steps will be sufficient for the Company to meet its near-term capital and operating needs.

Cabrera Capital Markets, LLC

Notes to Statement of Financial Condition

Note 3.   Receivable from and Payable to Clearing Broker

At December 31, 2013, receivable from clearing broker is comprised of:

	Receivable	Payable
Cash	$ 76,765	$ 3,716,508
Deposits to facilitate principal trading activities	-	(1,407,092)
Guarantee deposit	100,000	-
Open trade equity	10,078	-
	$ 186,843	$ 2,309,416

Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities and financial instruments owned and cash on deposit with the clearing broker.

Note 4.   Assets and Liabilities Reported at Fair Value

As described in Note 1, the Company records its investments at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.   Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. U.S. Government obligations are valued using quoted market prices. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices.   These financial instruments are classified as Level 1 in the fair value hierarchy.

Municipal bonds are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These financial instruments are classified as Level 2 in the fair value hierarchy.

Cabrera Capital Markets, LLC

Notes to Statement of Financial Condition

Note 4. Assets and Liabilities Reported at Fair Value (Concluded)

The following summarized the Company's assets and liabilities measured at fair value at December 31, 2013 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Municipal bonds	$ -	$ 3,677,654	$ -	$ 3,677,654
Equities	47,140	-	-	47,140
Receivable from clearing broker:				
Futures contracts	10,078	-	-	10,078
Total assets at fair value	$ 57,218	$ 3,677,654	$ -	$ 3,734,872

The Company assesses the levels of assets and liabilities measured at fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer.

The Company had no Level 3 assets or liabilities at December 31, 2013.

Substantially all of the Company's other assets and liabilities, except for furniture, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 5. Derivative Instruments

Expanded disclosure of derivative instruments is presented to provide the user of the financial statements with an enhanced understanding of the use of such instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to financial futures contracts. These derivative contracts are recorded on the statement of financial condition as receivable from clearing broker measured at fair value and the related unrealized gain associated with these derivatives is recorded in trading gains, net on the statement of operations. As of December 31, 2013, the amount of unrealized gains on the futures contracts (interest rate risk) amounts to $10,078. The Company has considered counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time.

Note 6. Furniture, Equipment and Leasehold Improvements

At December 31, 2013, furniture, equipment and leasehold improvements consist of:

Leasehold improvements	$ 338,694
Computer hardware	94,687
Furniture and fixtures	199,627
Computer software	64,244
	697,252
Accumulated depreciation and amortization	(471,997)
	$ 225,255

Cabrera Capital Markets, LLC

Notes to Statement of Financial Condition

Note 7. Liabilities Subordinated to Claims of General Creditors

In August 2011, the Company entered into a subordinated loan agreement with the A.R. Tony and Maria J. Sanchez Family Foundation for $500,000 payable at a stated annual interest rate of 17 percent, due February 17, 2013. In February 2013, the parties signed an amendment to extend the maturity of this subordinated loan to February 17, 2014 and amend the interest rate to 9%.

In December 2011, the Company entered into a subordinated loan agreement with Rustic Canyon Fontis Partners, LP for $1,000,000 payable at a stated annual interest rate of 10 percent, due December 30, 2012. In December 2013, the parties signed an Amendment to extend the maturity of the subordinated loan to December 31, 2014.

On October 21, 2013, the Company entered into a temporary subordinated loan agreement with Pershing, LLC, the Company's clearing broker, providing for borrowings up to $3,000,000 bearing interest at 6.5 percent and maturing on December 5, 2013. Under this agreement the Company borrowed $2,000,000. On October 25, 2013, with approval from FINRA, the Company repaid the $2,000,000.

The subordinated borrowings are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8. Members' Equity

Members' equity consists of three classes of members, Common Unit Holders, Series A Preferred Unit Holders, and Series B Preferred Unit Holders. As of December 31, 2013, the equity balances of the Common Unit Holders, Series A Preferred Unit Holders, and Series B Unit Holders were $0, $0 and $719,447, respectively.

Under the terms of the operating agreement, each Series A Preferred Unit Holder is entitled to an 8 percent cumulative annual return on the amount of such Series A Preferred Unit Holder's Adjusted Capital Contribution, as defined. Additionally, under the terms of the operating agreement, distributions to the members are: first, to the Series A Preferred Unit Holders to the extent of such unit holders' accrued but unpaid preferred return; second, to the Common Unit Holders, pro rata; third to the Series B Preferred Unit Holders to the extent of such unit holders' accrued but unpaid preferred return; fourth to the Series B Preferred Unit Holders, pro rata until their Adjusted Capital Contribution is reduced to zero; and thereafter, to all Unit Holders pro rata.

Further, Series A Preferred Unit Holders have the right, at their option, to convert in whole or in part any Series A Preferred Units into Common Units equal to 2.3360 common units for every preferred unit held. Each Series A Preferred Unit automatically will convert into Common Units upon the earlier of (i) the closing of a Qualified IPO or (ii) such time as more than 50 percent of all Series A Preferred Units issued by the Company have been voluntarily converted into Common Units.

On October 2, 2012, the Company amended its operating agreement and also entered into a Redemption and Release Agreement that contemplates the repurchase of an amount of Series A Preferred Units. The amended operating agreement authorized the creation of the Series B Preferred Units under which the Company is raising capital. For the year ended December 31, 2013, the Company raised $1,100,000 of Series B Preferred Units. An amount of capital raised under the Series B Units is intended to be used to redeem the Series A Preferred Units. The redemption of the Series A Preferred Units is contingent upon sufficient Series B Unit capital being raised upon the redemption of the Series A Preferred Units. The provisions of the Company's amended operating agreement will be effective. As of December 31, 2013, the Company has not raised sufficient capital to redeem the Series A Preferred Units.

Cabrera Capital Markets, LLC

Notes to Statement of Financial Condition

Note 9. Related-Party Transactions

At December 31, 2013, receivable from affiliate consists of an amount due from Cabrera Capital Partners, LLC, an entity affiliated by common ownership. The amount due represents certain organization and operating expenses paid by the Company on behalf of Cabrera Capital Partners, LLC. The Company has not recorded a valuation allowance for this receivable. The value of the receivable may be subject to change in the future. This receivable is unsecured, non-interest bearing, and has no maturity date.

Note 10. Benefit Plan

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants. For the year ended December 31, 2013, there were no profit sharing contributions elected.

Note 11. Commitments, Contingencies and Indemnifications

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of December 31, 2013, and were subsequently settled had no material effect on the financial statements as of that date.

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

Cabrera Capital Markets, LLC

Notes to Statement of Financial Condition

Note 12.   Lease Agreements

The Company occupies its offices under leases which expire through June 30, 2018. Aggregate annual rentals, excluding escalation charges, other operating costs, and minimum sublease income due in the future under noncancelable subleases, are approximately as follows:

	Minimum Commitment	Sublease Commitment	Net Commitment
Years ending December 31:			
2014	$ 814,890	$ 485,955	$ 328,935
2015	654,277	485,955	168,322
2016	502,888	485,955	16,933
2017	517,975	485,955	32,020
2018	241,563	213,280	28,283
	$ 2,731,593	$ 2,157,100	$ 574,493

In connection with various leases, the Company has delivered irrevocable letters of credit to landlords totaling $141,290. These letters of credit, which expire at various dates through December 2014, are collateralized by the Company's certificates of deposit. The letters of credit automatically review for periods of one year not to exceed the expiration of the corresponding lease unless the Company makes notification that they elect not to renew the letter of credit.

Note 13.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk. The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. As of December 31, 2013, the Company does not have any securities sold, not yet purchased.

Cabrera Capital Markets, LLC

Notes to Statement of Financial Condition

Note 13. Off-Balance-Sheet Risk and Concentration of Credit Risk (Concluded)

Customer activities. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfil its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Credit risk. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk. The Company has entered into an agreement with another broker-dealer that will execute and clear securities transactions for the Company on a fully disclosed basis. The Company has deposited $100,000 with the clearing broker-dealer as collateral for the Company's performance under the agreements.

Additionally, the Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 14. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the Company to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17, which requires the Company to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Rule 15c3-1 or Regulation 1.17. At December 31, 2013, the Company's net capital of $634,231, which was $334,231 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.15 to 1.

Note 15. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.